SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                   E.ON Zehnte Verwaltungsgesellschaft mbH and
                                  Gelsenberg AG
                        (Name of foreign utility company)

                                   E.ON Zehnte
                   Verwaltungsgesellschaft mbH (Name of filing
            company, if filed on behalf of a foreign utility company)


          Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 57, E.ON Zehnte Verwaltungsgesellschaft mbH ("E.ON Zehnte") files this form to notify the Securities and Exchange Commission that both E.ON Zehnte and a company that E.ON Zehnte acquired as a direct subsidiary, Gelsenberg AG ("Gelsenberg"), are foreign utility companies within the meaning of Section 33 of the Act.

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

Corporate Information

          E.ON AG ("E.ON") is Germany's fifth largest industrial group, headquartered at E.ON-Platz 1, 40479 Dusseldorf, Germany. Also located at that address, E.ON Zehnte is a direct subsidiary holding company of E.ON that was recently formed to acquire Ruhrgas AG, the leading gas company in Germany. In early July 2002, E.ON was granted ministerial approval for



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the acquisition of a majority shareholding in Ruhrgas AG. Ruhrgas AG holds two wholly-owned subsidiary holding companies. RGE, located at Huttropstrabe
60, 45138 Essen, Germany, holds the majority of Ruhrgas AG's stakes in energy utilities, and Ruhrgas Industries GmbH is responsible for the industrial affiliates.

         Ruhrgas' domestic and foreign energy utilities are grouped under RGE. RGE is involved in a total of 24 joint ventures/project companies in Germany and another 22 in Europe, listed below with each entity's location and RGE's percentage ownership in each entity:

               -----------------------------------------------------------
               Ferngas Norbayern GmbH (Nuremberg)                  53.10%
               -----------------------------------------------------------
               Ferngas Salzgitter GmbH (Salzgitter)                39.00%
               -----------------------------------------------------------
               FSG-Holding GmbH (Munich)                           45.00%
               -----------------------------------------------------------
               VNG - Verbundnetz Gas AG (Leipzig)                  36.84%
               -----------------------------------------------------------
               Gas-Union GmbH (Frankfurt)                          25.93%
               -----------------------------------------------------------
               Stadtwerke Essen AG (Essen)                         20.00%
               -----------------------------------------------------------
               Stadtwerke Neuss Energie und Wasser GmbH (Neuss)    15.00%
               -----------------------------------------------------------
               swb AG (Breman)                                     10.34%
               -----------------------------------------------------------
               Stadtwerke Hannover AG (Hanover)                    12.00%
               -----------------------------------------------------------
               GASAG Berliner Gaswerk AG (Berlin)                  11.95%
               -----------------------------------------------------------
               Gaswerk Philippsburg GmbH (Essen)                   87.90%
               -----------------------------------------------------------
               MVV Energie AG (Mannheim)                           15.00%
               -----------------------------------------------------------
               Sudhessische Gas und Wasser AG (Darmstadt)           7.14%
               -----------------------------------------------------------
               EWR GmbH (Remscheid)                                20.00%
               -----------------------------------------------------------
               HEAG Versorgungs-AG (Darmstadt)                     12.50%
               -----------------------------------------------------------
               European Energy Exchange AG (Frankfurt)              0.50%
               -----------------------------------------------------------



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               -----------------------------------------------------------
               Bayerngas GmbH (Munich)                             22.02%
               -----------------------------------------------------------
               Saar Ferngas AG (Saarbrucken)                       20.00%
               -----------------------------------------------------------
               Thuga Aktiengesellschaft (Munich)                   10.00%
               -----------------------------------------------------------
               DREWAG - Stadtwerke Dresden GmbH (Dresden)          10.00%
               -----------------------------------------------------------
               Stadtwerke Chemnitz AG (Chemnitz)                   15.00%
               -----------------------------------------------------------
               Stadtwerke Karlsruhe GmbH (Karlsruhe)               10.00%
               -----------------------------------------------------------
               Erdgasversorgungs-gesellschaft                      50.00%
               Thuringen-Sachsen mbH (Erfurt)
               -----------------------------------------------------------
               Stadtwerke Duisburg AG (Duisburg)                   20.00%
               -----------------------------------------------------------
               EVI Hildesheim GmbH & Co KG (Hildesheim)            12.60%
               -----------------------------------------------------------
               Gassum Oy (Helsinki, Finland)                       20.00%
               -----------------------------------------------------------
               AS EESTI GAAS (Tallinn, Estonia)                    33.31%
               -----------------------------------------------------------
               Inwestycjna Spolka Energetyczna (Warsaw, Poland)    50.00%
               -----------------------------------------------------------
               Nova Naturgas AB (Stockholm, Sweden)                29.59%
               -----------------------------------------------------------
               Latvijas Gaze (Rigal, Latvia)                       27.09%
               -----------------------------------------------------------
               Compagnie Industrielle et Commerciale du Gaz S.A.    4.00%
               (Vevey, Switzerland)
               -----------------------------------------------------------
               South Transdanuiba Gas Company (Pecs, Hungary)      41.38%
               -----------------------------------------------------------
               SOTEG - Societe de Transport de Gaz S.A.            20.00%
               (Luxembourg)
               -----------------------------------------------------------
               EUROPGAS a.s. (Prague, Czech Republic)              50.00%
               -----------------------------------------------------------
               Stredoceska plynarenska                             14.27%
               a.s. (Prague, Czech Republic)
               -----------------------------------------------------------
               Jihomoravska plynarenska a.s.                        1.49%
               (Prague, Czech Republic)
               -----------------------------------------------------------
               Severomoravska plynarenska a.s.                      9.57%
               (Ostrava, Czech Republic)
               -----------------------------------------------------------
               Vychodoceska plynarenska a.s.                       16.52%
               (Hradec Kralove, Czech Republic)
               -----------------------------------------------------------



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               -----------------------------------------------------------
               AB Lietuvos Dujos (Vilnius, Lithuania)               0.90%
               -----------------------------------------------------------
               COLONIA-CLUJ-NAPOCA-ENERGIE S.R.L. (Cluj, Romania)  33.33%
               -----------------------------------------------------------
               Prazska plynarenska Holding a.s.                    24.00%
               (Prague, Czech Republic)
               -----------------------------------------------------------
               RGE Hungaria Kft. (Budapest, Hungary)              100.00%
               -----------------------------------------------------------
               Gasnor ASA (Avaldnes, Karmoy, Norway)               15.00%
               -----------------------------------------------------------
               Naturgass Vest AS (Bergen, Norway)                  14.04%
               -----------------------------------------------------------
               S.C. Congaz, S.a. (Konstanza, Romania)              28.57%
               -----------------------------------------------------------
               Ekopur d.o.o. (Ljubljana, Slovenia)                100.00%
               -----------------------------------------------------------
               therminvest Sp. z.o.o. (Gdansk, Poland)             75.00%
               -----------------------------------------------------------

          The industrial affiliates, which are not only based in Europe but also in countries like the US and China, are under the umbrella of Ruhrgas Industries GmbH. Its activities concentrate on gas measurement and control and the manufacture of industrial furnaces. In addition, together with 14 other gas companies, Ruhrgas is involved in GasLine Telekommunikationsnetz-gesellschaft deutscher Gasversorgungsunternehmen mbH & Co. (which markets fibre-optic cable systems along gas pipeline routes and small businesses), provides water utility services, and engages in other energy-related businesses.

          Gelsenberg, also located at E.ON-Platz 1, 40479 Dusseldorf, Germany, is wholly-owned by E.ON Zehnte. It has no significant business activities besides holding voting rights in Rurhgas AG and Bergemann GmbH.

The Gas Distribution Facilities

          E.ON Zehnte owns no distribution facilities. Ruhrgas and its joint ventures/project companies own a total 10,837 km of gas pipelines. A map depicting the Ruhrgas Pipeline System (including joint, leased, and joint-venture facilities) is attached hereto as Exhibit I.

The Shareholders

          E.ON Zehnte is wholly-owned by E.ON AG. E.ON AG is publicly held, and only a single investor owns more than five percent of its outstanding shares:
Allianz Aktiengesellschaft currently holds 7.59% of E.ON AG's voting rights.

          Gelsenberg is wholly-owned by E.ON Zehnte. Gelsenberg has no significant business activities besides holding 25.47% of Ruhrgas AG's voting rights and 0.15% of Bergemann GmbH's voting rights.

          The shareholders of Ruhrgas AG are private-sector companies of the mining industry, gas producers operating in Germany and utilities. Its shares are not quoted on the German stock exchange. The shareholders' voting rights are allocated as follows:

               -----------------------------------------------------------
               Bergemann GmbH                                      34.76%
               -----------------------------------------------------------
               Gelsenberg AG                                       25.47%
               -----------------------------------------------------------
               BEB Erdgas und Erdol GmbH                           26.76%
               -----------------------------------------------------------
               Schubert Beteiligungs GmbH                          10.04%
               -----------------------------------------------------------
               Schubert KG                                          2.73%
               -----------------------------------------------------------
               Other Companies                                      0.24%
               -----------------------------------------------------------

Bergemann GmbH is owned by (1) RAG Beteiligungs GmbH (51.9%), (2) E.ON Zehnte (37.2%), (3) RWE - DEA AG (10.1%) and (4) other companies (0.8%). BEB Erdgas und Erdol GmbH is owned by ESSO Deutschland GmbH and Deutsche Shell GmbH. Schubert KG is owned by BEB Erdgas und Erdol GmbH. Schubert Beteiligungs- GmbH is owned by ESSO Deutschland GmbH and Preussag Energie GmbH.

Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

          At this time, neither E.ON Zehnte Verwaltungsgesellschaft mbH nor Gelsenberg AG has any domestic associate public utility companies.

                                    SIGNATURE

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                       E.ON Zehnte Verwaltungsgesellschaft mbH


                                       By:  //s//
Date:  July 11, 2002


                                       Name: Michael C. Wilhelm
                                       Title: Managing Director


                                       By:  //s//



                                       Name: Harry Schmitz
                                       Title: Authorized Representative



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                                   Exhibit i


                                      MAP